UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒	SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2023

FUTURE OF HOUSING FUND, Inc.

(Exact name of issuer as specified in its charter)

Maryland
(State or other jurisdiction of incorporation) 92-3211276 (I.R.S. Employer Identification No.)

4600 Campus Drive, Suite 201, Newport Beach, CA 92660
(Full mailing address of principal executive offices)

(949) 606-9897
(Issuer’s telephone number, including area code)
Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing in Item 3 of this Form 1-SA.  This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties.  In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “would,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “future,” “intend,” “could,” “hope,” “predict,” “target,” “potential,” or “continue” or variations of these terms, the negative of these terms or other similar expressions.  Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” in our Offering Circular filed with the Securities Exchange Commission on May 9, 2023 (the “Offering”).

Overview

The Future of Housing Fund, Inc. (“we,” “us,” “our” or the “Company”) is a Maryland corporation, incorporated on March 30, 2023, that intends to engage in the business of developing housing communities populated by foldable transportable dwelling units (“BHU’s”) manufactured by Boxabl Inc. (“Boxabl”). Boxabl is a Las Vegas-based company created to bring building construction in line with modern manufacturing processes and whose goal is to develop BHU’s that could be completed in half the time and for half the cost of traditional construction. We are party to a Cooperation Agreement (“Cooperation Agreement”) with Boxabl whereby we have agreed to develop such communities, and under the Cooperation Agreement, we have a right of first refusal to purchase a minimum of 10% of Boxabl’s ongoing production of BHU’s, at a price no greater than the market rate for such BHU’s, for installation in such communities. Under the Cooperation Agreement, we are obligated to pay Boxabl an initial fee from the proceeds of this offering and a share of ongoing revenues generated with respect to such BHU communities. Depending on the pace of the sale of our shares and the pace of Boxabl’s ongoing production of BHU’s, we may invest in other short-term or long-term investments including real estate investments.

We intend to generate revenues by (a) leasing BHU sites in our communities to BHU users, (b) leasing the actual BHU’s to the users, and (c) as an alternative to (b), providing BHU seller financing to the BHU user for the purchase of BHU’s. We plan to own substantially all of our assets and conduct our operations through wholly-owned special purpose subsidiaries.

We are externally managed by our Advisor, Elevate.Money, Inc. Our Advisor owns and operates the online investment platform www.elevate.money (the “Online Platform”), which allows investors to hold interests in real estate opportunities that may have been historically difficult to access for some investors. Organization and offering expenses incurred from our inception on March 30, 2023 through June 30, 2023 were partially paid by our Advisor. For the period ended June 30, 2023, the Company did not reimburse the Advisor for any organization and offering expenses. Our Advisor also provides asset management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us. Our Advisor has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Advisor’s investment committee and of our Board of Directors.

Distributions

To qualify as a REIT, and maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Advisor may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Advisor deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a monthly or other periodic basis. We have not established a minimum distribution level.

As of the date of this filing, the Company has not declared or made any distributions.

2

Plan of Operations

Our offering statement to engage in an offering of our common stock pursuant to Regulation A was initially qualified on July 14, 2023. We did not raise any funds from the public from inception through June 30, 2023 and we have had de minimis operations to date as we prepare for our first investments. We plan to use proceeds from the Offering for investments that meet our criteria, including costs and fees associated with such investments, and in particular in connection with the development of BHU communities pursuant to our Cooperation Agreement with Boxabl. Investments in BHU communities will include development costs which include the purchase and lease of one or more tracts of land, the design of the community, obtaining all necessary governmental licenses and permits required for the design, construction and operation of the BHU communities, and all property and site work, utility development, BHU siting and deployment, roads, sidewalks, landscaping, common facilities, utility hook-ups and landscaping. We will also use proceeds to pay for expenses related to development of a marketing plan including the design, scripting and layout of materials and content for such broadcast, print, online, social network and out of home media channels. We anticipate raising sufficient funds to fund these operations.

Liquidity and Capital Resources

We are dependent upon the net proceeds from our Offering to conduct operations. We will obtain the capital required to purchase or lease property on which to build BHU communities and conduct our operations from the proceeds of the Offering, from secured or unsecured financings from banks and other lenders, and from any undistributed funds from our operations. As of the date of this semi-annual report, we have raised $76,155 under the Offering a portion of which has been used as retainers for third party service providers and consultants and the balance of which remains as cash in our bank account. As of June 30, 2023, we have not made any investments, and our total assets consist of $1,000 of cash. For information regarding the anticipated use of proceeds from this offering, see “Estimated Use of Proceeds” in our Offering.

If we are unable to raise a sufficient amount in gross offering proceeds, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and the value of an investment in us will fluctuate with the performance of the specific assets we acquire. Further, we will have certain fixed operating expenses regardless of whether we are able to raise substantial funds in this offering. Our inability to raise sufficient funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

We expect that any future debt financing and other liabilities, excluding the use of any acquisition lines of credit, will be up to 75% of the cost of all of our real estate investments and the cost of other tangible assets including BHU’s (before deducting depreciation or other non-cash items). We may reevaluate and change our debt policy in the future without a stockholder vote. Factors that we would consider when reevaluating or changing our debt policy include: then-current economic conditions, the relative cost of debt and equity capital, any acquisition opportunities, the ability of our properties and other investments to generate sufficient cash flow to cover debt service requirements and other similar factors. Our debt financing strategy is described in greater detail under “Investment Objectives and Criteria – Our Borrowing Strategy and Policies” in our Offering.

In addition to making investments in accordance with our investment objectives, we continue to use our capital resources to make certain payments to our Advisor, including payments for reimbursement of certain organization and offering expenses.

Critical Accounting Policies

Our accounting policies conform with GAAP. The preparation of financial statements in conformity with GAAP require us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. We intend to make these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate our estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from our estimates and assumptions.

We believe our critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements. Please refer to Note 2 – “Basis of Presentation,” included in our financial statements for a more thorough discussion of our accounting policies and procedures.

3

Trend Information

Interest Rates and Inflation

During the year ended December 31, 2022, global markets experienced significant volatility, driven by concerns over persistent inflation, rising interest rates, slowing economic growth and geopolitical uncertainty. Inflation persisted at multi-decade highs in many major economies around the world, prompting central banks to pursue monetary policy tightening actions that are likely to continue to create headwinds to economic growth.

Inflation remains elevated and has caused the Federal Reserve to raise interest rates through 2023 with indications of future increases. We borrow funds at a combination of fixed and variable rates. Interest rate fluctuations will generally not affect our future earnings or cash flows on our fixed rate debt, unless such instruments mature or are otherwise terminated. Conversely, movements in interest rates on our variable rate debt would change our future earnings and cash flows, but not significantly affect the fair value of those instruments. In addition, any adverse changes, such as those experienced in 2022 as a result of rising interest rates, in the global credit markets could make it more difficult for us to obtain favorable financing. Our ability to generate attractive investment returns for our shareholders will be adversely affected to the extent we must pay increased interest rates on our current financing and/or are unable to obtain favorable financing terms. If we are unable to obtain favorable financing terms, we may not be able to adequately leverage our portfolio, may face increased financing expenses or may face increased restrictions on our investment activities, any of which would negatively impact our performance.

4

Furthermore, inflation and fluctuations in interest rates have created further uncertainty for the economy and for our stockholders. Additionally, rising interest rates, increasing costs and supply chain issues may continue to dampen consumer spending and slow corporate profit growth, which may negatively impact equity values. While there is a debate among economists as to whether such factors, coupled with recent periods of economic contraction in the United States, indicate that the United States has entered, or in the near term will enter, a recession, it remains difficult to predict the full impact of recent changes and any future changes in interest rates or inflation.

Ukraine-Russia War and Israel-Palestine War

The conflict in Eastern Europe and the Middle East has had little impact on the Company’s operations. We continue to monitor the impact of the war on our business.

Item 2. Other Information

None.

Item 3. Financial Statement (unaudited)

The accompanying semiannual financial statements of the Company have been prepared in accordance with the instructions to Form 1-SA.  Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America.  In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature.  Operating results as of June 30, 2023 and for the period from March 30, 2023 (inception) through June 30, 2023 are not necessarily indicative of the results that can be expected for the year ending December 31, 2023.

5

FUTURE OF HOUSING FUND, INC.

FUTURE OF HOUSING FUND, INC.

BALANCE SHEET

UNAUDITED

As of June 30, 2023

ASSETS
Current Assets:
Cash and equivalents	$1,000
Total Current Assets	1,000

TOTAL ASSETS	$1,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
Total Liabilities	$-

Commitments and contingencies	-

Stockholders’ Equity
Common Stock, $0.01 par value, 7,500,000 authorized,
100 shares issued and outstanding as of March 31, 2023	$1
Preferred Stock, $0.01 par value, 7,500,000 authorized,
0 shares issued and outstanding as of March 31, 2023	-
Additional Paid-in-Capital	999
Total Stockholders’ Equity	$1,000

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,000

No assurance is provided. The accompanying notes are an integral part of these financial statements.

F-1

FUTURE OF HOUSING FUND, INC.

STATEMENT OF OPERATIONS (UNAUDITED) FOR THE PERIOD FROM MARCH 30, 2023 (INCEPTION) TO JUNE 30, 2023

Operating expenses:
General & administrative	$-
Total operating expenses	-

Loss from operations	-
Net loss	$-

No assurance is provided. The accompanying notes are an integral part of these financial statements.

F-2

FUTURE OF HOUSING FUND, INC.

STATEMENT OF CHANGES IN MEMBERS’ EQUITY (UNAUDITED) FOR THE PERIOD FROM MARCH 30, 2023 (INCEPTION) TO JUNE 30, 2023

	Common Stock		Additional	Total Stockholder’s
	Shares	Amount	Paid-in-Capital	Equity
Balance, March 30, 2023	-	-	-	-
Issuance of common stock	100	1	999	1,000
Net Loss	-	-	-	-
Balance, June 30, 2023	100	$1	$999	$1,000

No assurance is provided. The accompanying notes are an integral part of these financial statements.

F-3

FUTURE OF HOUSING FUND, INC.

STATEMENT OF CASH FLOWS (UNAUDITED) FOR THE PERIOD FROM MARCH 30, 2023 (INCEPTION) TO JUNE 30, 2023

Cash Flows from Operating Activities
Net Loss	$-
Adjustments to reconcile net loss to net cash provided (used in) by operating activities
Net cash (used in) provided by operating activities	-
Cash Flows from Financing Activities
Proceeds from issuance of common stock	1,000
Net cash provided by financing activities	1,000

Total (decrease) increase in cash	1,000
Cash at beginning of year	-
Cash at end of year	$1,000
Supplemental Disclosure of Cash Flow Information:
Cash paid for income taxes	$-
Cash paid for interest	$-

No assurance is provided. The accompanying notes are an integral part of these financial statements.

F-4

FUTURE OF HOUSING FUND, INC.

NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED) FOR THE PERIOD FROM MARCH 30, 2023 (INCEPTION) TO JUNE 30, 2023

NOTE 1. BUSINESS AND ORGANIZATION

Future of Housing Fund, Inc. (the “Company”) was incorporated on March 30, 2023, under the laws of the State of Maryland. The Company is a Maryland corporation that intends to qualify as a real estate investment trust (REIT) and is offering up to 7,500,000 shares of common stock for a price currently equal to $10.00 per share and a par value of $0.01 per share. The minimum initial investment by any investor is 100 shares ($1,000), except this amount may be reduced to 50 shares ($500), in the Company’s sole discretion, if the investor also simultaneously buys or already owns 50 or more shares of Elevate.Money REIT I, Inc. another investment entity also advised by our advisor, Elevate.Money, Inc. The Company was formed to primarily develop, own and operate modular housing communities populated by modular housing units developed by Boxabl, Inc. The Company’s overall objective is to invest in real estate assets with a view towards creating long-term value growth and also making regular cash distributions.

The Company intends to qualify as a real estate investment trust for federal income tax purposes beginning with our taxable year ending December 31, 2024. There are several legal pre-conditions to qualify for REIT status for federal income tax purposes, and we may not meet all of these pre-conditions by December 31, 2024, or ever.

The Company is externally managed by Elevate.Money, Inc. (“Advisor”). The Company and its Advisor have engaged Lalutosh Real Estate, LLC (“LRE”), a wholly owned affiliate of the Advisor, to provide various real estate services.

NOTE 2. BASIS OF PRESENTATION

The accompanying financial statement have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and includes all the disclosures required by generally accepted accounting principles.

Use of Estimates

To prepare a financial statement in conformity with U.S. GAAP, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the balance sheet and the disclosures provided, and actual results could differ. Although these estimates reflect management’s best estimates, it is at least reasonably possible that a material change to these estimates could occur in the near term.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Income Taxes

The REIT avoids the double taxation treatment of income that normally results from investment in a corporation because a REIT is not generally subject to federal corporate income taxes on that portion of its income distributed to its stockholders, provided certain income tax requirements are satisfied, which, among others, include the requirement to pay dividends to investors of at least 90% of its annual REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain). The Company intends, although is not legally obligated, to make regular monthly distributions to holders of its shares at least at the level required to maintain REIT status unless the results of operations, general financial condition, general economic conditions, or other factors inhibit the Company from doing so. Distributions are authorized at the discretion of Company’s board of directors, which is directed, in substantial part, by its obligations to cause the Company to comply with the REIT requirements of the Internal Revenue Code. If the Company fails to qualify for taxation as a REIT in any year after electing REIT status, its income will be taxed at regular corporate rates, and it may be precluded from qualifying for treatment as a REIT for the four-year period following its failure to qualify. Even if the Company qualifies as a REIT for federal income tax purposes, it may still be subject to state and local taxes on its income and property and to federal income and excise taxes on its undistributed income.

No assurance is provided.

F-5

The REIT must pass these four tests annually in order to retain its special tax status:

1. Distribution test. The REIT must distribute at least 90 percent of its annual taxable income, excluding capital gains, as dividends to its stockholders.

2. Assets test. The REIT must have at least 75 percent of its assets invested in real estate, mortgage loans, shares in other REITs, cash, or government securities.

3. Income test. The REIT must derive at least 75 percent of its gross income from rents, mortgage interest, or gains from the sale of real property. And at least 95 percent must come from these sources, together with dividends, interest and gains on securities sales.

4. Stockholders test. The REIT must have at least 100 stockholders and must have less than 50 percent of its outstanding shares concentrated in the hands of five or fewer stockholders.

Recent Accounting Pronouncements

The Company has reviewed all the recent accounting pronouncements issued to the date of the issuance of this financial statement and does not believe any of these pronouncements have a material impact on the Company’s financial statement. Other recent accounting pronouncements issued by the Financial Accounting Standards Board (“FASB”) (including its Emerging Issues Task Force), did not or are not believed by management to have a material impact on the Company’s present or future financial statements.

NOTE 3: GOING CONCERN

The accompanying financial statement has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not started operations and is funded by an external Advisor as needed.

The Company’s ability to continue as a going concern in the next twelve months following the date the consolidated financial statement was available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statement does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 4. STOCKHOLDER’S EQUITY

The Company is selling its common shares through a Tier II offering pursuant to Regulation A under the Securities Act, also known as “Reg A+” and it intends to sell the shares directly to investors and not through registered broker-dealers who are paid commissions. The minimum initial investment by an investor is 100 shares at a purchase price of $10 per share ($1,000), except this amount may be reduced to 50 shares ($500), in the Company’s sole discretion, if the investor also simultaneously buys or already owns 50 or more shares of Elevate.Money REIT I, Inc. another investment entity also advised by our advisor, Elevate Money, Inc. 7,000,000 common shares are being sold through the primary offering and 500,000 shares are being sold through the Company’s distribution reinvestment plan. The Company reserves the right to reallocate the shares of common stock it is offering between the primary offering and its distribution reinvestment plan. The maximum amount raised in the offering is $75,000,000.

As of June 30, 2023, the Advisor owns 100 shares of Company’s common stock for which it paid $1,000 at the $10.00 per share offering price, and common stock and additional paid in capital balances were $1 and $999, respectively. The Company’s executive officers and board members and affiliates, and its advisor and its affiliates, may purchase shares of common stock at the same price and terms as other investors.

The Company is not registered as an investment company under the Investment Company Act of 1940, as amended.

Common Stock - Voting Rights

The stockholders will be entitled to one vote for each share. The stockholders are entitled to vote on certain matters, including, but not limited to, the following: (i) the amendment or modification of the articles of incorporation, (ii) the amendment or repeal of the bylaws, and (iii) the removal of a director. The stockholders do not have any cumulative voting rights in the election of directors.

No assurance is provided.

F-6

Preferred Stock

The Board of Directors authorized the Company to issue up to 7,500,000 shares of preferred stock at a par value of $0.01, in one or more classes or without approval of its common stockholders. The Company’s board of directors may determine the relative rights, preferences and privileges of each class or series of preferred stock so issued, which may be more beneficial than the rights, preferences, and privileges attributable to our common stock. The issuance of preferred stock could have the effect of delaying or preventing a change in control. The Company’s board of directors has no present plan to issue preferred stock but may do so at any time in the future without stockholder approval.

Ownership, Transfer Limitations, and Reporting Requirements

For so long as the Company remains a REIT, and except as otherwise provided in the Company’s charter, no person (as defined in the articles of incorporation) may own in excess of 9.8% of the outstanding shares. The articles of incorporation contain various restrictions on the investors’ ability to transfer shares. These restrictions are to help ensure that the Company remains qualified as a REIT. For instance, the investor will not be able to transfer shares if, after giving effect to the transfer, the Company would have fewer than 100 stockholders. Additionally, the investor cannot transfer shares if, after giving effect to the transfer, the Company would fail to qualify as a REIT by reason of being closely held. Additionally, should the investor own more than 5% of outstanding shares, or any lesser percentage as determined by the directors, the investor will be required to provide to the Company certain information concerning the ownership of shares.

No Preemptive Rights

Investors do not have any preemptive rights or any other preferential right of subscription for the purchase of any shares of any class or series or for the purchase of any securities convertible into shares of any class or series.

Distribution Reinvestment Plan

The Company has adopted a distribution reinvestment plan pursuant to which its common stockholders may elect to have all of their dividends and other distributions reinvested in additional shares of our common stock in lieu of receiving cash distributions. No broker-dealer of record fees will be paid on shares sold under the distribution reinvestment plan. Participants in the distribution reinvestment plan will acquire common stock at a price per share equal to $10.00 per share or, when determined by the board of directors, the most recently published net asset value, or “NAV,” per share. The Company may amend, suspend, or terminate the distribution reinvestment plan for any reason at any time upon ten days’ notice to the participants.

Share Repurchase Program

The Company’s shares are currently not listed on a national securities exchange or included for quotation on a national securities market, and it currently does not intend to list its shares. In order to provide its stockholders with some liquidity, it has adopted a share repurchase program that may enable them to sell their shares of common stock to the Company in limited circumstances. Stockholders have the ability to present for repurchase all or a portion of their shares to the Company in accordance with the procedures outlined in the share repurchase program.

Offering Sales Commissions and Fees

The Company will sell its shares of common stock to investors through Dalmore Group, LLC, member FINRA/SIPC (“Dalmore”), a registered broker-dealer and our broker-dealer of record for this offering, utilizing the Company’s online platform.  The Company has agreed to pay Dalmore services compensation calculated monthly equal to: (i) 1% of the first $5,000,000 raised in the offering during the subject month, (ii) 0.75% for the next $2,500,000 raised in the offering during the subject month, (iii) 0.50% for the next $2,500,000 raised in the offering during the subject month, and (iv) 0.25% of any additional funds raised in excess of $10,000,000 in the Offering during the subject month. In addition, our Advisor has advanced certain upfront costs charged by Dalmore, that are regarded as organization and offering expenses that may be reimbursed to our Advisor by the Company, subject to certain reimbursement limitations.

NOTE 5. RELATED PARTY TRANSACTIONS

Our interim CEO Harold Hofer is a co-founder and large shareholder of our Adivsor. Other than Mr. Hofer, our officers and directors collectively have a nominal (less than 1%) ownership interest in our Advisor.

No assurance is provided.

F-7

Reimbursements, Fees and Subordinated Participation Fee

The Advisor will receive reimbursement for expenses incurred related to the organization and offering of the Company. The Company’s Advisor and LRE will receive compensation, subject to a cap, for services and reimbursement for expenses incurred by the Advisor and LRE relating to the management and operation of the properties.

Reimbursement of Organization and Offering

The Company will reimburse its Advisor on a monthly basis for organization and offering expenses. The Advisor is responsible for all of the Company’s organization and offering expenses including legal, accounting and marketing expenses. To the extent such expenses are initially borne by the Company, the Advisor will reimburse the Company for such expenses if they are organization and/or offering expenses. These expenses are then included in the organizational and offering expenses for which the Advisor is entitled to reimbursement. After the termination of the primary offering, the Advisor has agreed to reimburse the Company to the extent that the organization and offering expenses that that the Company incurred and for which the Advisor has been reimbursed exceed 3% of the Company’s gross offering proceeds from the primary offering and the distribution reinvestment plan.

Acquisition Fee

For each acquisition, the Company will pay LRE 3% of the cost of the investment. However, a majority of the directors not otherwise interested in the transaction may approve fees in excess of this limit if they determine the transaction to be commercially competitive, fair and reasonable to the Company.

REIT Management Fee

The Company will pay its Advisor 0.04166667% of the total investment value of the assets monthly. For purposes of this fee, “total investment value” means, for any period, the aggregate book value of all our assets as of the end of the previous month, including assets invested, directly or indirectly, in properties, before depreciation or bad debts or other similar non-cash items.

Asset Management Fee

The Company will pay LRE 0.04166667% of the total investment value of the assets monthly. For purposes of this fee, “total investment value” means, for any period, the aggregate book value of all our assets as of the end of the previous month, including assets invested, directly or indirectly, in properties, before depreciation or bad debts or other similar non-cash items.

Financing Coordination Fee

Other than with respect to any mortgage or other financing related to a property concurrent with its acquisition, if LRE provides services in connection with the post-acquisition financing or refinancing of any debt that the Company obtains relative to properties or the REIT, the Company will pay LRE a financing coordination fee equal to 1% of the amount of such financing.

Disposition Fee

For substantial assistance in connection with the sale of properties or other investments, the Company will pay LRE 3.0% of the contract sales price of each property or other investment sold Advisor or its affiliates, the disposition fees paid to the Company and its affiliates and unaffiliated third parties may not exceed 6% of the contract sales price.

Subordinated Participation Fee

The Company will pay LRE a subordinated participation fee. The subordinated participation fee is an annually measured performance fee subordinated to payment to stockholders of at least a 8% cumulative, non-compounded return on the highest previous offering price to the public for our shares, after adjustment to reflect all return of capital distributions (such highest previous offering price the “Highest Prior NAV per share”, and such return the “Preferred Return”). The subordinated participation fee is only payable if the Preferred Return is achieved and is equal to the sum of: (i) 20% of the product of (a) the difference of (x) the Preliminary NAV per share minus (y) the Highest Prior NAV per share, multiplied by (b) the number of shares outstanding as of December 31 of the relevant annual period, but only if this results in a positive number, plus (ii) 20% of the product of (a) the amount by which aggregate cash distributions to stockholders during the annual period, excluding return of capital distributions, divided by the weighted average number of shares outstanding for the annual period, calculated on a monthly basis, exceed the Preferred Return (the “Excess Return”), multiplied by (b) the weighted average number of shares outstanding for the annual period, calculated on a monthly basis.

The Preferred Return is measured by all distributions to stockholders, except for the distribution of sale or financing proceeds which would act to reduce the stockholders’ investment basis, which are referred to herein as “return of capital” distributions.

No assurance is provided.

F-8

The Advisor and LRE, at their sole election, may defer or waive reimbursements and fees otherwise due to it. A deferral or waiver of any fees or reimbursements may increase the cash available to make distributions to the Company’s stockholders. Because payment of the 8% preferred return is a condition that must be satisfied before the Advisor can receive the subordinated participation fee, deferral or waiver by the Advisor of any fees or reimbursements owed to it may result in the subordinated participation fee being paid to the Advisor at a time when the subordinated participation fee would otherwise not be paid, if the deferral or waiver results in having enough cash available to pay the preferred return. However, deferral of such fees or reimbursements will also create a corresponding liability for the deferred payments which will reduce NAV for the period.

Liquidation Fee

The Company will pay LRE a liquidation fee calculated from the value per share resulting from a liquidation event, including, but not limited to, a sale of all the properties, a public listing, or a merger with a public or non-public company. Such liquidation fee will be equal to 20.0% of the increase in the resultant value per share as compared to the Highest Prior NAV per share, if any, multiplied by the number of outstanding shares as of the liquidation date. The liquidation fee will be subordinated to payment to stockholders of the preferred return, pro-rated for the year in which the liquidation event occurs.

NOTE 6. MANAGEMENT'S EVALUATION OF SUBSEQUENT EVENTS

Management has evaluated subsequent events through November 10, 2023, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in the financial statement.

No assurance is provided.

F-9

ITEM 4. EXHIBITS

INDEX OF EXHIBITS

Exhibit No.	Description
2.1	Articles of Incorporation*
2.2	Bylaws*
3.1	Distribution Reinvestment Plan*
4.1	Form of Investment Form and Subscription Agreement*
6.1	Cooperation Agreement, dated effective as of February 22, 2023, by and between Boxabl Inc. and Elevate.Money, Inc.*
6.2	Assignment of Cooperation Agreement, dated May 5, by and between Elevate.Money, Inc. and Future of House Fund, Inc.*
6.3	Broker-Dealer Agreement, dated April 16, 2023, by and between Future of House Fund, Inc. and Dalmore Group, LLC.*
6.4	Advisory Agreement, dated May 5, 2023, by and among Future of House Fund, Inc. and Elevate.Money, Inc.*
6.5	Real Estate Services Agreement, dated May 5, 2023, by and among Future of House Fund, Inc.; Elevate.Money, Inc. and Lalutosh Real Estate, LLC*
6.6	Line of Credit, Promissory Note, dated May 5, 2023, with Elevate.Money, Inc.*
6.7	Form of Indemnification Agreement*
8.1	Form of Escrow Agreement for Securities Offering, by and between Future of House Fund, Inc. and North Capital Private Securities Corporation*
99.1	Executive Committee Charter*

* Filed previously and incorporated herein by reference.

F-10

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUTURE OF HOUSING FUND, INC.

By:	/s/ Harold Hofer
Harold Hofer Acting Interim Chief Executive Officer November 29, 2023

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Name	Title	Date

/s/ Harold Hofer	Acting Interim Chief Executive Officer	November 29, 2023
Harold Hofer	(principal executive officer)

/s/ Shital Patel	Chief Financial Officer	November 29, 2023
Shital Patel	(financial officer and principal accounting officer)

F-11